UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-6028

Lincoln National Corporation; NYSE Arca (formerly Pacific Stock Exchange)
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Lincoln National Corporation
Centre Square West Tower
1500 Market St. Suite 3900
Philadelphia, PA 19102-2112
  215-448-1400
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, no par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[   ] 17 CFR 240.12d2-2(a)(1)

[   ] 17 CFR 240.12d2-2(a)(2)

[   ] 17 CFR 240.12d2-2(a)(3)

[   ] 17 CFR 240.12d2-2(a)(4)

[   ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Lincoln National Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 1, 2006.	Lincoln National Corporation

	By:	/s/ Frederick J. Crawford
	Name:	Frederick J. Crawford
	Title:	Senior Vice President and Chief Financial Officer